

December 13, 2013

Via E-mail
Ron Bentsur
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
750 Lexington Ave., 20th Floor
New York, NY 10022

      Re: Keryx Biopharmaceuticals, Inc.
                Annual Report on Form 10-K
                Filed March 12, 2013
                File No. 000-30929

Dear Mr. Bentsur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Licensing Agreements and Collaborations, page 11

1. We note the agreements with Panion & BF Biotech, Inc. and Japan Tobacco Inc. and Torii Pharmaceutical Co., Ltd. We also note you submitted a New Drug Application to the FDA in August 2013 pertaining to the marketing and sale of Zerenex. Please provide more specific information about the termination and royalty provisions of each agreement. The royalty rate information can be provided in a range, e.g. low single digits, mid-teens, etc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       James Oliviero
       Chief Financial Officer
       Keryx Biopharmaceuticals, Inc.
       750 Lexington Ave., 20th Floor
       New York, NY 10022